Exhibit 99.1

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

As at		June 30,	December 31,
	Note	2023	2022
ASSETS
Current
Cash		$443,338	$228,794
Cash held in trust		—	27,009
Trade and other receivables	6	657,568	1,235,619
Prepayments		336,985	199,488
Biological assets	7	257,144	809,180
Inventory	7	1,280,073	1,057,240
Marketable securities	8	270,000	263,691
Total Current Assets		3,245,108	3,821,021

Non-Current
Property, plant and equipment	9	11,556,836	12,159,504
Intangible assets	11	20,972,510	22,208,594
Loan receivable	12	506,460	483,588
Right-of-use assets	10	226,642	324,070
Total Non-Current assets		33,262,448	35,175,756

Total Assets		$36,507,556	$38,996,777

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Trade and other payables		$8,460,194	$7,139,817
Lease liability	13	225,265	214,058
Loans and borrowings	14	2,478,555	936,793
Holdback payable	4	400,000	377,465
Due to related party	16	811,905	679,617
Total Current Liabilities		12,375,919	9,347,750

Non-Current
Lease liability	13	19,831	116,763
Loans and borrowings	14	2,462,763	2,632,103
Total Non-Current Liabilities		2,482,594	2,748,866

Total Liabilities		14,858,513	12,096,616

Shareholders' Equity
Share capital	15	50,188,451	49,434,692
Other reserves	15	21,053	21,053
Accumulated deficit		(26,965,844)	(21,087,962)
Accumulated other comprehensive income (loss)		(1,594,617)	(1,467,622)
Total Shareholders' Equity		21,649,043	26,900,161
Total Liabilities and Shareholders' Equity		$36,507,556	$38,996,777

Subsequent Events (Note 22)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

		Six months ended
		June 30,
	Note	2023	2022

Sales		$1,397,443	$73,096
Cost of sales	7	570,275	12,870
Gross Profit before gain on change in fair value of biological assets and inventory		827,168	60,226
Gain on change in fair value of biological assets and inventory	7	108,239	33,078
Gross Profit		935,407	93,304

Operating expenses
Depreciation and amortization	9, 10, 11	2,150,045	1,511,138
Consulting and professional fees		2,205,504	2,366,997
Personnel expenses	16	1,442,231	3,782,727
Share-based payment expenses to social development trust	15, 16	—	2,174,908
General and administrative expenses		958,814	1,175,647
Total operating expenses		6,756,594	11,011,417

Operating loss		(5,821,187)	(10,918,113)

Other income:
Finance income		20	747
Finance expense		(224,458)	(36,606)
Foreign exchange gain (loss), net		152,775	(180,990)
Gain on bargain purchase	4	—	12,760,356
Gain on debt settlement		10,422	—
Other income		4,082	207
Change in fair value of financial assets measured at FVTPL	8	464	(472,311)
		(56,695)	12,071,403

Net income (loss) from continuing operations		(5,877,882)	1,153,290

Loss from discontinued operations	5	—	(3,747,034)

Net loss		$(5,877,882)	$(2,593,744)
Translation adjustment		(126,995)	(1,019,498)
Comprehensive loss		$(6,004,877)	$(3,613,242)

Earnings (loss) per share from continuing operations – basic and diluted	15	$(1.46)	$0.43
Loss per share – basic and diluted	15	$(1.46)	$(0.97)
Weighted average common shares outstanding	15	4,029,293	2,683,544

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars)

	Note	Share capital	Contributed surplus	Other reserves	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance, December 31, 2021		$7,255,695	$—	$3,618,670	$(13,293,889)	$218,102	$(2,201,422)

Issuance of shares for Holigen Acquisition	4, 15	16,131,000	—	—	—	—	16,131,000
Issuance of shares to ASDT	15	2,174,908	—	—	—	—	2,174,908
Issuance of shares from private placement	15	298,684	—	—	—	—	298,684
Issuance of shares from IPO	15	14,682,078	—	—	—	—	14,682,078
Issuance of shares upon conversion of note	15, 16	6,559,000	—	—	—	—	6,559,000
Loss of control of Bophelo Bio	5	(156)	—	(3,597,619)	3,863,601	(232,712)	33,114
Stock-based compensation	15	—	576,340	—	—	—	576,340
Net loss		—	—	—	(2,593,744)	—	(2,593,744)
Translation adjustment		—	—	—	—	(1,019,498)	(1,019,498)
Balance, June 30, 2022		$47,101,209	$576,340	$21,051	$(12,024,032)	$(1,034,108)	$34,640,460

Balance, December 31, 2022		$49,434,692	$—	$21,053	$(21,087,962)	$(1,467,622)	$26,900,161

Fair value of RSUs issued at $1.84 per share	15	774,736	—	—	—	—	774,736
Fair value of RSUs issued at $1.11 per share	15	179,037	—	—	—	—	179,037
Cancelled shares	15	(200,014)	—	—	—	—	(200,014)
Net loss		—	—	—	(5,877,882)	—	(5,877,882)
Translation adjustment		—	—	—	—	(126,995)	(126,995)
Balance, June 30, 2023		$50,188,451	$—	$21,053	$(26,965,844)	$(1,594,617)	$21,649,043

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

		Six months ended June 30,
	Note	2023	2022
Cash flows from operating activities:
Net loss from continuing operations		$(5,877,882)	$1,153,290
Net loss from discontinued operations		—	(3,747,034)
Net loss for the period		(5,877,882)	(2,593,744)
Adjustments for non-cash items:
Loss on loss of control of Bophelo Bio, net of cash surrendered		—	2,571,054
Gain on bargain purchase	4	—	(12,760,356)
Share based payments to social development trust	15	—	2,174,908
Depreciation and amortization	9, 10, 11	2,150,045	1,685,038
Change in fair value of biological assets	7	(108,239)	—
Change in fair value of financial asset at fair value through profit or loss	8	(464)	472,311
Stock-based compensation	15	—	576,340
Interest expenses		219,936	122,829
Fair value of RSU's exercised, net of cancelled shares	15	753,759	—
Gain on settlement on debt		(10,422)	—
Working capital adjustments (net of amounts acquired/disposed):
Trade and other receivables		599,081	(118,397)
Prepayments		(129,786)	(932,981)
Inventory		467,285	—
Trade and other payables		1,025,203	330,065
Due to related parties		—	119,212
Cash flows used in operating activities		(911,484)	(8,353,721)

Cash flows from investing activities:
Acquisition of Holigen, net of cash acquired and holdback	4	—	(2,366,593)
Purchase of financial assets at fair value through profit or loss	8	—	(801,160)
Additions to property, plant and equipment	9	(1,935)	(263,391)
Cash surrendered on loss of control of Bophelo Bio Sciences	5	—	(800,794)
Cash flows used in investing activities		(1,935)	(4,231,938)

Cash flows from financing activities:
Proceeds from IPO, net of costs		—	14,654,593
Proceeds from private placement, net of costs		—	278,482
Loans received		1,495,597	495,665
Loans repaid		(221,063)	(189,892)
Lease payments		(60,000)	(596,522)
Cash flows provided by financing activities		1,214,534	14,642,326

Net increase in cash and cash equivalents		301,115	2,056,667
Effects of exchange rate changes on cash and cash equivalents		(113,580)	(1,148,843)
Cash and cash equivalents at the beginning of the period		255,803	3,495,390
Cash and cash equivalents at the end of the period		$443,338	$4,403,214

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern

Akanda Corp. (the “Company”) is domiciled in Canada and was incorporated on July 16, 2021. The Company’s registered office is 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto Canada, Ontario, M5K 0A1.

Prior to the liquidation event on July 15, 2022 described below, the Company, through its indirectly held subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. is in the business of cultivating and manufacturing cannabis biomass and medical cannabis products in Lesotho (specifically near Ts’akholo, in the Mafeteng district of the Kingdom of Lesotho, Southern Africa), for export to international markets. At December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 5). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down all balances receivable from the entity to $nil. During the year ended December 31, 2022, the Company recorded a loss on loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. of $2,085,624, which included $739,947 of cash held by Bophelo Bio Science and Wellness (Pty) Ltd. The Company accounted for the operating results of Bophelo Bio Science and Wellness (Pty) Ltd. which was a net loss of $1,336,601 as a discontinued operation during the year ended December 31, 2022 and has reclassified the operating results of Bophelo Bio Science and Wellness (Pty) Ltd. as a discontinued operation for the year ended December 31, 2021. At the date of these condensed interim consolidated financial statements, the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd. is still ongoing. The Company is also in the business of sales and distribution of cannabis-based products for medical use, through its subsidiary Canmart Ltd. (“Canmart”) which is based in the UK.

The Company was incorporated for the designed purpose of becoming the ultimate parent company of Cannahealth Ltd. (“Cannahealth”), through a reorganization of entities with common control. The share purchase agreement became unconditional on or about November 3, 2021 and the Company acquired the shares in the aforementioned entities from Halo Collective Inc. (“Halo”).

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen Limited (“Holigen”) and its wholly-owned subsidiary, RPK Biopharma Unipessoal, LDA (“RPK”) from the Flowr Corporation (note 4).

The Company’s condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net cash outflow of $911,484 from operating activities for the six months ended June 30, 2023. As of June 30, 2023, the Company had working capital deficit of $9,130,811 and has accumulated losses of $26,965,844. The continuing operations of the Company are dependent upon its ability to raise further cash funding by way of issuing debt and/or equity, as well as its ability to generate cash profits from its investments in Canmart and Holigen Ltd. in the near future.

The Company is an early-stage company and is primarily dependent on externally provided financing to continue as a going concern. Additional funds will be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on satisfactory terms. Furthermore, there is no assurance that the Company will be profitable. Management intends to finance operating costs over the next twelve months with its cash on hand, and/or additional cash that will be generated from operations. The Company does not at this stage have any firm plans or commitments regarding further financing.

These uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities which might be necessary should the Company be unable to continue in existence.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Basis of Preparation

(a)	Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2022. These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

(b)	Basis of preparation

These condensed interim consolidated financial statements have been prepared on an accrual basis, except for cash flow information, and are based on the historical cost, modified where applicable and related to the valuation of certain financial assets and financial liabilities to fair value.

Cannahealth and its subsidiaries, Bophelo Holdings Ltd, Bophelo Bio Science and Wellness (Pty) Ltd, and Canmart were under the common control of Halo until the acquisition by the Company had occurred. As of November 2021, shareholdings in each of the three separate entities were made consistent through the issuance of shares or the repurchase of shares for cash to the relevant shareholders (the ‘Reorganization Transactions’). As of November 2021, shareholdings in each of the four entities were identical. When the Company was formed in July 2021 with a view to ultimately acquiring Cannahealth and its subsidiaries, its majority shareholders were also consistent with each of the three existing entities. Therefore, immediately prior to the acquisition, the majority shareholder ownership of the Company and Cannahealth were demonstrated common control, and immediately after the acquisition, the shareholdings held in the Company by each individual shareholder were also identical.

The Company performed an assessment and determined Bophelo Bio Science and Wellness (Pty) Ltd to be the predecessor entity to the Company, and that the corporate restructuring in which Akanda became the parent company did not have economic substance. As such, in preparing the Company’s condensed interim consolidated financial statements, the Company accounted for the acquisition in as a transaction between entities under common control combining the Company and Cannahealth from the earliest reporting date using the ‘pooling of interests method’ of accounting, where assets for the Companies that came under common control were transferred into the consolidated group at the book value on the date in which common control was achieved.

In the acquisition described above, shares were issued to existing shareholders for no consideration. Therefore, the number of shares outstanding was increased without an increase in resources. The number of shares outstanding before the exchange have been adjusted for the change in shares as if the issuance had occurred at the beginning of the earliest period presented. All share and per share information presented herein has been retrospectively adjusted to give effect to the culmination of the reorganization and the issuance of shares on incorporation of Akanda on January 1, 2019.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Basis of Preparation (continued)

(c)	Functional and presentation currency

The Company and its subsidiaries are measured using the currency of the primary economic environment in which each subsidiary operates - the functional currency. The Euro is the functional currency of RPK, Holigen and Cannahealth, Great British Pounds is the functional currency of Canmart and Canadian Dollars is the functional currency of 1371011 and Akanda while the United States Dollars is its reporting currency.

These condensed interim consolidated financial statements are prepared and presented in United States Dollars (“USD” or “$”), which is the Company’s reporting currency. All financial information has been rounded to the nearest dollar except where indicated otherwise.

(d)	Use of estimates and judgments

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses during the year. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year is presented in the Company’s audited consolidated financial statements for the year ended December 31, 2022.

3.	New standards issued, not yet adopted

In January 2020, the IAS issued an amendment to IAS 1 Presentation of Financial Statements that clarifies the criterion for classifying a liability as non-current relating to the right to defer settlement of a liability for at least 12 months after the reporting period.

1.	Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

2. ‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

In October 2022, the IASB issued amendments to IAS 1 that specified how an entity assesses whether it has the right to defer settlement of a liability when that right is subject to compliance with covenants within twelve months after the reporting period. The amendment applies to annual reporting periods beginning on or after January 1, 2024 and is applied retrospectively upon adoption. The Company does not expect the amendments to have a significant impact on the condensed interim consolidated financial statements upon adoption.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Business Combination

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen Limited (“Holigen”) and its wholly-owned operating subsidiary, RPK Biopharma Unipessoal, LDA (“RPK”) from the Flowr Corporation. Through its operations in RPK, Holigen is a producer of premium EU GMP grade indoor grown cannabis flower. The acquisition of Holigen enables the Company to immediately have the ability to produce EU GMP grade cannabis flower for the European market. Consideration for the acquisition consisted of a payment of $3,000,000 in cash and 190,000 common shares of the Company’s share capital.

RPK’s operations consist of a 20,000 square foot indoor EU GMP certified grow facility located near Sintra, Lisbon, Portugal, dedicated to the cultivation of high-THC premium cannabis as well as a large seven million square foot (180+ acre) outdoor facility located in Aljustrel, Portugal. Holigen is a Maltese-based entity and provides the added superior genetics, capacity, and route-to-market in the EMEA region, of which the Company intends to augment the Company’s current operations.

The following table summarizes the acquisition-date fair value of each major class of purchase consideration that was transferred to the Flowr Corporation in lieu of the acquisition of 100% of the Ordinary Shares of Holigen:

Cash	$2,600,000
Holdback payable	400,000
Fair value of 190,000 common shares of the Company	16,131,000
Total consideration	$19,131,000

The cash purchase price of the acquisition is $3.0 million, of which $2.6 million has been paid and $400,000 as holdback payable. The holdback payable represents funds withheld until resolution of a potential liability between the vendor and a service provider, of which the Company expects resolution within the next twelve (12) months. The fair value of the 190,000 common shares was based on the fair value of the trading price of the Company’s common shares on the Nasdaq Capital Markets exchange of $84.90 per common share on April 29, 2022. Of the equity component of the purchase consideration of 190,000 common shares of the Company that was transferred to the Flowr Corporation, an amount of 9,635 common shares was directly transferred to Apolo Capital Advisory, who acted as advisors to the Flowr Corporation in respect of the transaction. The purchase of Holigen has been accounted for by the acquisition method, with the results of Holigen included in the Company’s results of operation from the date of acquisition. The purchase of Holigen was determined as being a business combination in accordance with the requirements of IFRS 3 - Business Combinations, due to the fact that the Company acquired control over Holigen on the acquisition date through the purchase of 100% of its voting securities and consequent transfer of the purchase consideration (set out in the table above) to the sellers of the Holigen, namely the Flowr Corporation.

The Company incurred acquisition-related costs of approximately $250,000 relating to external legal fees, due diligence costs and valuation services. These costs have been included in consulting and professional fees expenses in the consolidated statements of loss or comprehensive loss for the year ended December 31, 2022.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Business Combination (continued)

The following table summarizes the fair value of the identifiable assets and liabilities as at the date of acquisition:

Cash	$233,407
Accounts receivable	605,579
Biological assets	200,457
Inventory	904,006
Prepayments	179,597
Intangible assets	24,665,772
Property, plant and equipment, net	12,936,374
Trade and other payables	(3,775,599)
Loans and borrowing	(4,058,030)
Net assets acquired	$31,891,563

During the year ended December 31, 2022, the Company recorded a bargain purchase gain of $12,760,356 within other income, representing the fair value of net assets acquired of $31,891,563 in excess of the fair value of consideration of $19,131,000. The fair value of the net asset acquired was determined by an independent valuer using the discounted cash flow method of valuation.

From the date of acquisition, the operations of Holigen contributed a net loss of $966,426 primarily due to the fact that Holigen was substantially in a pre-revenue stage. If the acquisition had taken place on January 1, 2022, the operations of Holigen would have contributed net loss of $1,825,521 for the year ended December 31, 2022.

During the six months ended June 30, 2023, the acquired business contributed $1,268,702 (2022 – $57,516) in revenue and a net loss of $2,096,190 (2022 – $814,896).

5.	Loss of Control of Bophelo Bio Science and Wellness (Pty) Ltd.

On July 26, 2022, the Company announced that the High Court of Lesotho (the “Lesotho Court”) has placed in liquidation the Company’s, wholly-owned subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”). The action to place Bophelo in liquidation was taken by the Lesotho Court pursuant to an application and request (the “Liquidation Application”) that was filed by Louisa Mojela, the former Executive Chairman of the Company, who was recently terminated as Executive Chairman of Akanda, and the Mophuti Matsoso Development Trust (“MMD Trust”). Akanda intends to convene a special committee to investigate Ms. Mojela’s actions and conduct, including actions and conduct taken by her prior to her filing of the Liquidation Application, and will pursue all of its available legal rights and remedies against Ms. Mojela and the MMD Trust for taking this unauthorized action. The Company also intends to contest and seek to reverse the determination by the Lesotho Court to place Bophelo in liquidation. In addition, Akanda will seek to recover significant loans that it has made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs, in the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation. Finally, Ms. Mojela has been summarily terminated as Chairman of Bophelo for Cause, as a “bad leaver”, as a result of her action to seek to place Bophelo in liquidation. Ms. Mojela has instituted legal proceedings against the Company as a result of the termination of her employment. In an action taken without the Company’s knowledge, the Lesotho Court has ordered an insolvent liquidation of Bophelo, and has appointed Mr. Chavonnes Cooper of Cape Town, South Africa, as liquidator of Bophelo for purposes of maintaining the value of the assets owned or managed by Bophelo. The order was signed by the Honorable Mr. Justice Mokhesi on July 15, 2022.

 Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Loss of Control of Bophelo Bio Science and Wellness (Pty) Ltd. (continued)

At December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the above insolvent liquidation. As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down all balances receivable from the entity to $nil. During the year ended December 31, 2022, the Company recorded a loss on loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. of $2,085,624, which included $739,947 of cash held by Bophelo Bio Science and Wellness (Pty) Ltd. The Company accounted for the operating results of Bophelo Bio Science and Wellness (Pty) Ltd. as a discontinued operation during the year ended December 31, 2022 and has reclassified the operating results of Bophelo Bio Science and Wellness (Pty) Ltd as a discontinued operation for the year ended December 31, 2021.

Set out below is the financial performance and cash flow information for the years ended December 31, 2022 related to the discontinued operation:

Years ended December 31,	2022
Revenue	$31,123
Operating expenses	(1,244,691)
Other expenses	(123,033)
(1,336,601)
Loss on loss of control of subsidiary	(2,085,624)
Loss on discontinued operations	$(3,422,225)

Exchange differences on translation of discontinued operations	$(450,040)
Other comprehensive income from discontinued operations	$(450,040)

Cash flows provided by operating activities	$1,060,350
Cash flows used in investing activities	(1,003,529)
Cash flows provided by (used in) financing activities	(95,696)
Effects of exchange rate changes on cash and cash equivalents	18,909
Net change in cash provided by (used in) the subsidiary	$(19,966)

Carrying amount of net assets immediately prior to loss of control of subsidiary	$2,375,840
Reclassification of foreign currency translation reserve	(290,216)
Loss on loss of control of subsidiary	$2,085,624

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Loss of Control of Bophelo Bio Science and Wellness (Pty) Ltd. (continued)

As at December 31, 2022, the carrying amounts of assets and liabilities of Bophelo Bio Science and Wellness (Pty) Ltd were as follows:

Cash	$739,947
Accounts receivable	21,854
Prepayments	578,070
Property, plant and equipment	1,887,435
Right-of-use assets	1,745,205
Intangible assets	210,402
Total assets	$5,182,913

Trade and other payables	115,120
Lease liability	2,375,590
Long-term debt	316,363
Total liabilities	$2,807,073

Net assets	$2,375,840

6.	Trade and Other Receivables

	June 30,	December 31,
	2023	2022
Trade accounts receivable	$294,021	$720,085
Sales taxes receivable	19,020	91,416
Other receivables	344,527	424,118
	$657,568	$1,235,619

As at June 30, 2023, there were two customers with an amount greater than 10% of the Company’s trade accounts receivable which represented 73% of the balance. As at December 31, 2022, there was one customer with an amount greater than 10% of the Company’s trade accounts receivable which represented 85% of the balance. During the year ended December 31, 2022, the Company recorded a bad debt expense of $332,715, within general and administrative expenses, as the amounts were not collectible from the customer. The Company did not recognized any bad debt expense during the six months ended June 30, 2023 and 2022.

7.	Inventory

The Company’s inventory as of June 30, 2023 included consumer packaging inventory and dried cannabis flower finished product at RPK in Portugal with a total carrying amount of $1,280,073 (December 31, 2022 – $1,057,240). During the six months ended June 30, 2023, inventories with a cost of $467,285 were recorded as cost of sales (2022 – $nil).

During the six months ended June 30, 2023, the Company assessed the fair value of its biological assets and inventory and recognized a total of $108,239 (2022 – $33,078) as a gain on change in fair value of biological assets in the consolidated statements of loss and comprehensive loss.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Inventory (continued)

Biological assets

Set out below is a reconciliation of the Company’s biological assets as at June 30, 2023 and December 31, 2022:

As at,	June 30, 2023	December 31, 2022
Balance, beginning of the period	$809,180	$—
Acquisition (note 4)	—	200,457
Gain (loss) on change in fair value of biological assets	(562,045)	580,411
Movement in exchange rate	10,009	28,312
Balance, end of the period	$257,144	$809,180

Biological assets at June 30, 2023 consisted of approximately 7,821 cannabis plants which are expected to yield approximately 225 kilograms of medical cannabis when harvested in September 2023.

Biological assets at December 31, 2022 consisted of approximately 32,337 cannabis plants which are expected to yield approximately 1,068 kilograms of medical cannabis when harvested in March 2023.

8.	Marketable Securities

During the year ended December 31, 2022, concurrent to the acquisition of Holigen (note 4), the Company subscribed for, and purchased 14,285,714 ordinary shares of The Flowr Corporation (“Flowr”) by way of a private placement for a consideration of approximately $801,160 (CDN$ 1,000,000). The subscription for the 14,285,714 ordinary shares of Flowr was a closing deliverable requirement in terms of the sale and purchase agreement between the Company and Flowr with respect to the acquisition of Holigen.

Set out below is a reconciliation of the movement of the Company’s investment during the six months ended June 30, 2023 and the year ended December 31, 2022:

Balance, December 31, 2021	$—
Purchase of investment	801,160
Change in fair value	(516,281)
Movement in exchange rate	(21,188)
Balance, December 31, 2022	263,691
Change in fair value	464
Movement in exchange rate	5,845
Balance, June 30, 2023 (*)	$270,000

(*) Reflects closing price of CAD$0.025 on June 30, 2023.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Property, Plant and Equipment

Cost	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Capital work-in-progress	Total
Balance, December 31, 2021	$—	$590,011	$1,089,694	$47,623	$10,124	$4,695	$464,253	$2,206,400
Acquisitions (note 4)	872,336	11,817,462	—	89,513	32,703	124,360	—	12,936,374
Additions	—	108,933	66,110	10,489	13,348	3,435	108,631	310,946
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	—	(663,404)	(1,088,572)	(54,767)	(14,851)	(5,436)	(437,117)	(2,264,147)
Foreign exchange movements	12,901	282,219	(67,232)	(603)	1,115	2,181	(135,767)	94,814
Balance, December 31, 2022	885,237	12,135,221	—	92,255	42,439	129,235	—	13,284,387
Additions	—	—	1,490	—	408	37	—	1,935
Foreign exchange movements	15,382	255,388	40	3,270	3,443	3,168	—	280,691
Balance, June 30, 2023	$900,619	$12,390,609	$1,530	$95,525	$46,290	$132,440	$—	$13,567,013

Accumulated depreciation	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Capital work-in-progress	Total
Balance, December 31, 2021	$—	$174,854	$108,623	$23,505	$1,206	$464	$—	$308,652
Depreciation	—	972,872	—	27,883	22,942	13,490	—	1,037,187
Depreciation – Bophelo	—	32,549	49,538	6,577	20,832	463	—	109,959
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	—	(195,441)	(149,161)	(28,357)	(2,877)	(876)	—	(376,712)
Foreign exchange movements	—	68,415	(9,000)	911	(15,759)	1,230	—	45,797
Balance, December 31, 2022	—	1,053,249	—	30,519	26,344	14,771	—	1,124,883
Depreciation	—	771,232	149	19,594	8,629	10,656	—	810,260
Foreign exchange movements	—	68,383	4	2,339	3,097	1,211	—	75,034
Balance, June 30, 2023	$—	$1,892,864	$153	$52,452	$38,070	$26,638	$—	$2,010,177

Net book value	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Capital work-in-progress	Total
Balance, December 31, 2022	$885,237	$11,081,972	$—	$61,736	$16,095	$114,464	$—	$12,159,504
Balance, June 30, 2023	$900,619	$10,497,745	$1,377	$43,073	$8,220	$105,802	$—	$11,556,836

During the year ended December 31, 2022, the Company derecognized property, plant and equipment with a net book value of $1,887,435 in connection with the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. During the year ended December 31, 2021, the Company’s capital work in progress related to the ongoing civil, gravelling, storm drainage work on site, as well as the construction of hoop houses and a Cravo A-Frame style greenhouse for future medical cannabis cultivation in Bophelo, Lesotho, which was derecognized at December 31, 2022 as a result of the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd (note 5).

During the six months ended June 30, 2023, the Company recorded depreciation of its property, plant and equipment of $810,260 (2022 – $372,723) of which $nil (2022 – $115,890) related to the operations of Bophelo Bio Science and Wellness (Pty) Ltd was recorded within discontinued operations.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Right-of-use Assets

On August 1, 2022, the Company entered into a lease agreement for an office space with a monthly lease payment of $20,000 over a period of two years. The right-of-use assets recognized was measured at an amount equal to the recognized lease liabilities (note 13).

The details of the right-of-use assets recognized as at June 30, 2023 are as follows:

	Land lease	Office lease	Total
Balance, December 31, 2021	$1,908,877	$—	$1,908,877
Additions	—	432,335	432,335
Amortization	—	(88,764)	(88,764)
Amortization – Bophelo	(55,041)	—	(55,041)
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	(1,745,205)	—	(1,745,205)
Movement in exchange rates	(108,631)	(19,501)	(128,132)
Balance, December 31, 2022	—	324,070	324,070
Amortization	—	(102,840)	(102,840)
Movement in exchange rates	—	5,412	5,412
Balance, June 30, 2023	$—	$226,642	$226,642

During the year ended December 31, 2022, the Company recorded amortization on its right-of-use assets of $143,805 (2021 – $115,183) of which $55,041 was related to discontinued operations. As at December 31, 2022, the Company derecognized right-of-use assets with a net book value of $1,745,205 in connection with the loss of control of Bophelo Bio & Wellness (Pty) Ltd (note 5). During the six months ended June 30, 2023, the Company recorded amortization on its right-of-use assets of $102,840 (2022 – $58,010).

11.	Intangible Assets

Cost:	Software	Licences	Total
Balance, December 31, 2021	$—	$389,456	$389,456
Acquisitions (note 4)	17,548	24,648,224	24,665,772
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	—	(350,670)	(350,670)
Movement in exchange rates	633	(23,521)	(22,888)
Balance, December 31, 2022	18,181	24,663,489	24,681,670
Movement in exchange rates	755	722	1,477
Balance, June 30, 2023	$18,936	$24,664,211	$24,683,147

Accumulated amortization:	Software	Licences	Total
Balance, December 31, 2021	$—	$130,354	$130,354
Amortization	7,550	2,464,822	2,472,372
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	—	(140,268)	(140,268)
Movement in exchange rates	704	9,914	10,618
Balance, December 31, 2022	8,254	2,464,822	2,473,076
Amortization	4,534	1,232,411	1,236,945
Movement in exchange rates	616	—	616
Balance, June 30, 2023	$13,404	$3,697,233	$3,710,637

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Intangible Assets (continued)

Net book value	Software	Licences	Total
Balance, December 31, 2022	$9,927	$22,198,667	$22,208,594
Balance, June 30, 2023	$5,532	$20,966,978	$20,972,510

The Company’s intangible assets consists of computer software program with a carrying value of $5,532 (December 31, 2022 – $9,927), and licenses consisting of a cannabis distribution license with a carrying value of $15,986 at June 30, 2023 (December 31, 2022 – $15,264) and a cannabis API manufacturing and GMP license with a carrying value of $20,950,992 (December 31, 2022 – $22,183,403). During the year ended December 31, 2022, the Company derecognized a cannabis operator’s license with a net book value of $210,402 (2021 – $242,086) in connection with the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. (note 4). The Company considered indicators of impairment at December 31, 2022 and 2021. The Company did not record any impairment loss during the years ended December 31, 2022 and 2021.

At June 30, 2023, the remaining useful life of the Company’s finite life intangible assets is approximately 8.5 years. The Company’s cannabis distribution license has been classified as an indefinite-life intangible asset as the Company expects to maintain this asset and the end point of the useful life of such asset cannot be determined. The Company evaluates the assumption of the indefinite life of the cannabis distribution license at least annually.

12.	Loan Receivable

	June 30,	December 31,
	2023	2022
Loan to Cellen Life Sciences Limited	$506,460	$483,588

Included in the loan receivable at June 30, 2023 is an amount of $506,460 (£400,000) (December 31, 2022 – $483,588 (£400,000)) owed by Cellen Life Sciences Limited to the Company pursuant to a Bridge Loan Arrangement entered into in December 2021.

On November 10, 2022, the Company entered into an agreement (the “Loan Restructuring Agreement”) with Cellen Life Sciences Limited and Cellen Biotech Limited (collectively referred to as “Cellen”) which entails the restructuring of the payment terms applicable to the $500,000 loan payable by Cellen to the Company pursuant to a Bridge Loan Facility Agreement previously entered into on December 2, 2021. In terms of the Loan Restructuring Agreement, Cellen shall repay the $500,000 by no later than the fourth anniversary of the Loan Restructuring Agreement, namely by November 10, 2026. The loan shall not bear interest until the 2nd anniversary (namely November 10, 2024) of the Loan Restructuring Agreement, where thereafter, it shall bear interest at a rate of 5% per annum on the principal amount of the loan ($500,000). The loan is secured over the assets of Cellen.

13.	Lease Liability

	Maturity	Incremental borrowing rate	June 30, 2023	December 31, 2022
Current	2023	10.25%	$225,265	$214,058
Non-current	2024	10.25%	19,831	116,763
			$245,096	$330,821

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

13.	Lease Liability (continued)

On August 1, 2022, the Company entered into a lease agreement for an office space with a monthly lease payment of $20,000 over a period of two years. Under IFRS 16, the Company recognizes lease liabilities measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate.

The details of the lease liability recognized as at June 30, 2023 are as follows:

Cost:	Land Lease	Office Lease	Total
Balance, December 31, 2021	$2,418,706	$—	$2,418,706
Present value of lease payments	—	432,335	432,335
Accrued interest	103,816	17,059	120,875
Cash payments	—	(80,000)	(80,000)
Accounts payable	—	(20,000)	(20,000)
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd. (note 5)	(2,375,590)	—	(2,375,590)
Movement in exchange rates	(146,932)	(18,573)	(165,505)
Balance, December 31, 2022	—	330,821	330,821
Accrued interest	—	15,701	15,701
Cash payments	—	(60,000)	(60,000)
Accounts payable	—	(60,000)	(60,000)
Movement in exchange rates	—	18,574	18,574
Balance, June 30, 2023	$—	$245,096	$245,096

During the year ended December 31, 2022, the Company derecognized the lease liability with a net book value of $2,375,590 (2021 – $2,418,706) in connection with the loss of control of Bophelo Bio & Wellness (Pty) Ltd.

The Company has committed to the following undiscounted minimum lease payments remaining as at June 30, 2023:

Year ended December 31:
2023	$120,000
2024	140,000
$260,000

14.	Loans and Borrowings

(a)	Louisa Mojela loans:

The loans described below have been granted to the Company to fulfill its capital and operational requirements. The terms of the loans are described below:

(i)	Short-term loan #1

This is a short-term loan facility of approximately $135,226 in capital value lent to assist the Company in funding working capital deficits. This loan was unsecured, repayable within 30 days of receiving the payment and carried interest at the rate linked to the prime lending rate in the Republic of South Africa. The capital balance of this loan was repaid in full before the end of the financial year December 31, 2020. As at December 31, 2021, the unpaid interest balance on this loan was $9,068. During the year ended December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 5). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down this payable to $nil (note 5).

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

14.	Loans and Borrowings (continued)

(a)	Louisa Mojela loans: (continued)

(ii)	Short-term loan #2

This is a short-term loan facility of approximately $190,444 in capital value lent to assist the Company in funding its day-to-day operating costs. This loan does not have a fixed repayment date, is unsecured and is interest free. As at December 31, 2021, the balance remaining was $174,840. During the year ended December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 5). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down this payable to $nil (note 5).

(iii)	Short-term loan

During the year ended December 31, 2021, the Company received short term loan facility of approximately $258,900 (L 4,000,000) to assist the Company in funding its day-to-day operating costs. This loan does not have a fixed repayment date, is unsecured and is interest free. As at December 31, 2021, the balance remaining was $248,293. During the year ended December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 5). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down this payable to $nil (note 5).

(b)	Bank loans:

The loans below have been granted to Holigen Ltd. and its subsidiaries in order to fund their capital and operational needs on site.

(i)	Short term loans

As at June 30, 2023, the balance of the loans from Caixa was $803,627 (December 31, 2022 – $772,955) which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged with interest at the rate of 3% and are secured by mortgage of building and equipment.

(ii)	Long term loans

As at June 30, 2023, the balance of the loans from Caixa was $2,462,763 (December 31, 2022 – $2,632,103) which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged with interest at the rate of 3% and are secured by mortgage of building and equipment.

As at June 30, 2023, the loans balance including accrued interest, which is recorded within accounts payable, was $3,303,221 (December 31, 2022 – $3,414,582).

(c)	Other loans:

(i)	During the year ended December 31, 2022, the Company received a loan of £25,000 ($30,224) from a third party. The loan is unsecured and bears interest of £200 per week. The loan has matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

14.	Loans and Borrowings (continued)

(c)	Other loans: (continued)

On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from the same third party. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan has matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late.

During the six months ended June 30, 2023, the Company recorded interest expense of $125,013 (2022 – $nil) from these loans. As at June 30, 2023, the loans balance including accrued interest was $206,704 (December 31, 2022 – $30,224).

(ii)	In January 2023, the Company issued a promissory note to a third party for a principal amount of $328,000. The note is unsecured and bears interest of 7% per annum. The loan has matured on June 25, 2023 and is due on demand. Subsequent to the six months ended June 30, 2023, the Company entered into a note conversion agreement and settled this loan through issuance of 582,193 common shares (note 21).

During the six months ended June 30, 2023, the Company received additional loans of $1,118,617. These loans are unsecured and bear the same interest of 7% per annum and has no specific terms of repayment. The Company recorded interest expense of $25,092 (2022 – $nil) from these loans during the six months ended June 30, 2023. As at June 30, 2023, the loans balance including accrued interest was $1,450,112 (December 31, 2022 – $nil).

15.	Share Capital

(a)	Authorized

The Company has authorized share capital of an unlimited number of common shares with no par value.

On March 9, 2023, the Company implemented a 1-for-10 reverse stock split on its ordinary shares.

(b)	Shares issued and outstanding

Cost:	Number of shares	Capital
Balance, December 31, 2021	2,223,131	$7,255,695
Issuance of shares to ASDT	86,996	2,124,615
Issuance of shares from private placement	16,200	278,481
Issuance of shares upon conversion of note	164,574	6,559,000
Issuance of shares from IPO	400,000	14,654,593
Issuance of shares in Holigen acquisition (note 4)	190,000	16,131,000
Loss of control of Bophelo Bio	—	(156)
Fair value of RSUs issued at $9.70 per share	112,456	1,090,832
Fair value of RSUs issued at $8.29 per share	67,567	560,135
Fair value of RSUs issued at $7.10 per share	60,810	431,757
Fair value of RSUs issued at $2.57 per share	82,000	210,740
Fair value of RSUs issued at $2.30 per share	60,000	138,000
Balance, December 31, 2022	3,463,734	49,434,692
Fair value of RSUs issued at $1.84 per share	421,052	774,736
Fair value of RSUs issued at $1.11 per share	161,295	179,037
Cancelled shares	(20,620)	(200,014)
Balance, June 30, 2023	4,025,461	$50,188,451

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

During the six months ended June 30, 2023, the Company had the following share capital transactions:

(i)	On January 26, 2023, the Company issued 421,052 common shares at a fair value of $774,736 on the RSUs granted in accordance with the Company's ESOP.
(ii)	On May 2, 2023, the Company issued 637,254 common shares at a fair value of $707,352 on the RSUs granted in accordance with the Company's ESOP, of which 475,959 of these common shares with a fair value of $528,315 were returned on June 30, 2023 and recorded on accounts payable.
(iii)	On June 6, 2023, the Company cancelled 20,610 common shares at a fair value of $200,014 that were issued in August 2022.

During the year ended December 31, 2022, the Company had the following share capital transactions:

(i)	On March 14, 2022, the Company issued 86,996 common shares to the Akanda Bokamoso Empowerment Trust at a deemed value of $25.00 per common share, the per share value of the concurrent private placement (see (ii) below). The Company recorded an expense of $2,124,615 within general and administrative expenditures reflecting the cost of the shares issued at nil proceeds. The share based payment to the Akanda Bokamoso Empowerment Trust is a social development initiative of the Company and its beneficiaries are the employees of subsidiaries within the group.
(ii)	On March 14, 2022, the Company completed a private placement, issuing 16,200 common shares upon gross receipts of $405,000 net of issuance costs of $126,519.
(iii)	On March 15, 2022, the Company issued 164,574 common shares to Halo Collective, Inc. (“Halo”) at a price of $40 each to settle the principal amount of $6,559,294 plus accrued interest $23,686 owing to Halo in terms of a convertible debenture agreement, which totaled $6,582,980 at the time of conversion. The conversion of the debt owing was triggered by the Initial Public Offering in terms of the convertible debenture agreement.
(iv)	On March 15, 2022, the Company issued 400,000 common shares to IPO investors in exchange for gross proceeds of $16,000,000 and net proceeds of $14,682,089 after deducting underwriter commissions and allowable expenses.
(v)	On April 29, 2022, the Company issued 190,000 common shares at a fair value of $84.90 per share as part of the consideration in the acquisition of Holigen (note 4).
(vi)	On August 4, 2022, the Company issued 91,836 common shares at a fair value of $890,818 on the 112,456 RSUs granted on July 29, 2022.
(vii)	On August 11, 2022, the Company issued 20,620 common shares at a fair value of $200,014 on the 112,456 RSUs granted on July 29, 2022.
(viii)	On August 25, 2022, the Company issued 67,567 common shares at a fair value of $560,135 on the 67,567 RSUs granted on August 18, 2022.
(ix)	On September 8, 2022, the Company issued 60,810 common shares at a fair value of $431,757 on the 60,810 RSUs granted on September 6, 2022.
(x)	On October 28, 2022, the Company issued 82,000 common shares at a fair value of $210,740 on the 82,000 RSUs granted on October 28, 2022.
(xi)	On November 22, 2022, the Company issued 60,000 common shares at a fair value of $138,000 on the 60,000 RSUs granted on November 21, 2022.

(c)	Loss per share

The weighted average number of common shares outstanding for basic and diluted loss per share for the six months ended June 30, 2023 was 4,029,293 (2022 – 2,683,544). The Company did not have any potential dilution during the six months ended June 30, 2023 and 2022.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(d)	Restricted stock units

In order to incentivize senior executive management and key staff, the Company makes use of equity incentives awarded pursuant to the Employee Share Ownership Plan (“ESOP”). In terms of the ESOP, the Company may award up to 20% of the Company’s issued share capital (at any point in time) in qualifying ESOP incentives.

On April 22, 2022, the Company granted 248,053 restricted stock units (“RSUs”) to directors, officers, and employees of the Company, of which service cost of $561,285 was included in general and administrative expenses during the year ended December 31, 2022 (2021 - $nil). Each of the RSUs vest monthly over 36 months beginning April 22, 2022.

On July 29, 2022, the Company granted 112,456 restricted stock units (“RSUs”) at a market price of $9.70 to consultants and directors of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $1,090,832. 112,456 of the granted RSUs were exercised during the year ended December 31, 2022.

On August 11, 2022, the Company granted 20,620 restricted stock units (“RSUs”) at a market price of $10.30 to directors of the Company in accordance with the Company's RSU plan. Each of the RSUs vest three days following the release of Q2 2022 financials. The fair value of the granted RSUs was estimated to be $212,386.

On August 18, 2022, the Company granted 67,567 restricted stock units (“RSUs”) at a market price of $8.30 to consultants of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $560,135. 67,567 of the granted RSUs were exercised during the year ended December 31, 2022.

On September 6, 2022, the Company granted 60,810 restricted stock units (“RSUs”) at a market price of $7.10 to a consultant of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $431,757. 60,810 of the granted RSUs were exercised during the year ended December 31, 2022.

On September 21, 2022, the Company granted 98,896 restricted stock units (“RSUs”) at a market price of $6.10 to directors, officers, and consultants of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $598,321.

On September 22, 2022, the Company granted 30,000 restricted stock units (“RSUs”) at a market price of $5.60 to an officer of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $168,000.

On October 28, 2022, the Company granted 82,000 restricted stock units (“RSUs”) at a market price of $2.60 to directors and officers of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $210,740. 82,000 of the granted RSUs were exercised during the year ended December 31, 2022.

On November 21, 2022, the Company granted 60,000 restricted stock units (“RSUs”) at a market price of $2.30 to a consultant of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $138,000. 60,000 of the granted RSUs were exercised during the year ended December 31, 2022.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(d)	Restricted stock units (continued)

On January 24, 2023, the Company granted 421,052 restricted stock units (“RSUs”) at a market price of $1.84 to consultants of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $774,736. 421,052 of the granted RSUs were exercised during the six months ended June 30, 2023.

On May 2, 2023, the Company granted 637,254 restricted stock units (“RSUs”) at a market price of $1.11 to consultants of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $707,352. 475,959 of the granted RSUs were cancelled and 161,295 were exercised during the six months ended June 30, 2023.

A summary of the Company’s outstanding RSUs as at June 30, 2023 are as follows:

Number of RSUs
Balance, December 31, 2021	—
Granted	780,400
Exercised	(382,835)
Balance, December 31, 2022	397,565
Granted	1,058,306
Cancelled	(475,959)
Exercised	(582,347)
Balance, June 30, 2023	397,565

During the six months ended June 30, 2023, the Company recorded $1,695,753 (2022 – $nil) of expenses related to the RSUs as consulting fees.

16.	Related Party Transactions

Secured convertible debenture

On November 3, 2021 (the “Issuance Date”), the Company entered into an agreement with Halo in which the Company issued Halo a secured convertible debenture with an initial value of $6,559,294. The notes were convertible into common shares of the Company’s capital receiving the number of shares, at its current market price, required to satisfy the principal and interest payable. The obligation to convert the note within six months of the Issuance Date is triggered by (a) an initial public offering by the Company on a stock exchange; (b) an amalgamation, arrangement, merger, reverse takeover, reorganization or similar event; (c) a sale or conveyance of all or substantially all of the property and assets of the Company to any arm’s length third party for consideration consisting of free trading securities and the subsequent distribution of all of such consideration to all of the holders of common shares, on a pro rata basis; (d) the sale or exchange of all or substantially all of shares of the Borrower for free trading securities. The debt bears interest at one percent per annum, matures on November 3, 2022 and is secured by all of the assets of the Company other than the interests in the securities of Bophelo Bio Science and Wellness (Pty) Ltd. and ranks ahead of all other debt issued by the Company. On March 15, 2022, upon completion of the Company’s initial public offering, the Company issued 164,574 common shares to Halo Collective, Inc. (“Halo”) at a price of $40 each to settle the principal amount of $6,559,294 plus accrued interest $23,686 owing to Halo in terms of a convertible debenture agreement, which totaled $6,582,980 at the time of conversion (see note 15(b)(iii)).

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Executive Chairman, Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”) and its President as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the six months ended June 30,	2023	2022
Key Management Remuneration	$299,382	$1,079,324
Stock-based compensation	—	487,885
	$299,382	$1,567,209

The Key Management remuneration is included in Professional and Consulting fees and Personnel Expenses in the Statement of Operations.

As of June 30, 2023, the Company has balances payable to related parties of $811,905 (December 31, 2022 – $679,617) as below:

a.	Included within accounts payable and accrued liabilities at June 30, 2023 is remuneration payable to key management totaling $811,905 (December 31, 2022 – $679,617), which includes amounts owing to the following current and former directors and officers of the Company:

•	current directors and officers:
i.	$43,626 owing to J Dhaliwal (December 31, 2022 – $nil);
ii.	$34,903 owing to K Field (December 31, 2022 – $nil);
iii.	$32,574 owing to H Singh (December 31, 2022 – $nil); and
iv.	$32,574 owing to D Jenkins (December 31, 2022 – $nil).

•	former directors and officers:
i.	$518,558 owing to T Scott (December 31, 2022 – $507,326);
ii.	$15,426 owing to T Virk (December 31, 2022 – $15,092);
iii.	$25,035 owing to T Flow (December 31, 2022 – $49,617);
iv.	$17,604 owing to Dr. Akkar-Schenkl (December 31, 2022 – $17,223);
v.	$15,426 owing to L Mojela (December 31, 2022 – $15,092);
vi.	$16,167 owing to P Van den Berg (December 31, 2022 – $16,344);
vii.	$21,840 owing to C Kié (December 31, 2022 – $22,335);
viii.	$10,075 owing to G Jones (December 31, 2022 – $10,379);
ix.	$10,030 owing to P Freyre (December 31, 2022 – $7,619);
x.	$10,075 owing to G Dingaan (December 31, 2022 – $10,379); and
xi.	$7,992 owing to B Baker (December 31, 2022 – $8,211).

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Financial Instruments

Determination of Fair Values

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions market participants would use in pricing.

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The following is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at June 30, 2023 and December 31, 2022:

		June 30, 2023		December 31, 2022
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial assets measured at amortised cost:
Cash and cash held in trust	1	443,338	443,338	228,794	228,794
Marketable securities	1	270,000	270,000	263,691	263,691
Trade and other receivables	2	657,568	657,568	1,235,619	1,235,619
Loan receivable	2	506,460	506,460	483,588	483,588

Financial liabilities
Financial liabilities measure at amortised cost:
Trade and other payables	2	8,460,194	8,460,194	7,139,817	7,139,817
Loans and borrowings	2	4,941,318	4,941,318	3,568,896	3,568,896
Holdback payable	2	400,000	400,000	377,465	377,465
Lease liabilities	2	245,096	245,096	330,821	330,821
Due to related party	2	811,905	811,905	679,617	679,617

18.	Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(a)	Market risk

Foreign exchange risk: is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company has not entered into any foreign exchange hedging contracts. The Company is exposed to currency risk from the British Pound (“GBP”), Euro (“EUR”) and Canadian dollar (“CAD”) through the following foreign currency denominated financial assets and liabilities:

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Risks Arising from Financial Instruments and Risk Management (continued)

(a)	Market risk (continued)

As at (expressed in GBP)	June 30, 2023	December 31, 2022
Financial assets
Cash and cash held in trust	£8,155	£75,315
Trade and other receivables	86,020	149,223
Loan receivable	400,000	400,000
	£494,175	£624,538
Financial liabilities
Trade and other payables	£929,526	£923,725
Loans and borrowings	31,514	25,000
	£961,040	£948,725

As at (expressed in EUR)	June 30, 2023	December 31, 2022
Financial assets
Cash	€360,742	€42,664
Trade and other receivables	504,075	986,320
	€864,817	€1,028,984
Financial liabilities
Trade and other payables	€3,602,806	€3,201,180
Loans and borrowings	3,170,873	3,307,633
	€6,773,679	€6,508,813

As at (expressed in CAD)	June 30, 2023	December 31, 2022
Financial assets
Cash	$53,475	$140,423
Marketable securities	357,768	357,143
	$411,243	$497,566
Financial liabilities
Trade and other payables	$4,547,627	$3,629,380
Due to related party	982,859	810,206
Holdback payable	511,238	511,238
Lease liabilities	324,768	448,064
Loans and borrowings	1,921,491	—
	$8,287,983	$5,398,888

Based on the above net exposures as at June 30, 2023, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $18,000 (December 31, 2022 – $13,000), EUR – $271,000 (December 31, 2022 – $256,000) and CAD – $297,000 (December 31, 2022 – $181,000).

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure. The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Risks Arising from Financial Instruments and Risk Management (continued)

(b)	Credit risk (continued)

At June 30, 2023, the Company was subject to a concentration of credit risk related to its accounts receivable as 62% (December 31, 2022 - 85% from one customer) of the balance of amounts owing is from one customer. The Company did not record any bad debt expense during the six months ended June 30, 2023 and 2022. As at June 30, 2023 and December 31, 2022, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure that it will have sufficient liquidity to meet its liabilities and commitments when due and to fund future operations. The Company’s trade and other payables are due within the current operating year.

19.	Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, long-term debt and capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At the current stage of the Company’s development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the six months ended June 30, 2023 and the year ended December 31, 2022.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

20.	Segmented Information

The Company has three reportable segments: Cultivation, Distribution & Corporate. Cultivating activities which comprise the “cultivation” segment are made up of the medical cannabis cultivation operations at RPK/Holigen in Portugal, and medical cannabis cultivation activities which were undertaken at Bophelo Bio Science & Wellness (Pty) Ltd. in Lesotho up until the loss of control event which occurred in July 2022 when the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd was ordered by the High Court of Lesotho (refer to note 5). Distributing activities relate to the distribution of medical cannabis by Canmart Ltd in the United Kingdom. Corporate activities entail head office costs and other general corporate expenses related to the administration of the broader group. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The reportable segments have been determined by management on the basis that these are strategic business units that offer different products and services. The business units in Portugal and Lesotho (up until the loss of control event described in note 5) which fall under the cultivation segment are focused on the cultivation of medical cannabis and medical cannabis biomass respectively, while the business unit in the United Kingdom, which falls under the distribution segment, undertakes the sale and distribution of medical cannabis products. The corporate segment undertakes management and treasury services within the group and for the benefit of all group companies. They are managed separately as each business unit requires different strategies, risk management and technologies.

Set out below is information about the assets and liabilities as at June 30, 2023 and December 31, 2022 and profit or loss from each segment for the six months ended June 30, 2023 and 2022:

	As at June 30, 2023
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$35,060,640	$706,704	$740,212	$36,507,556
Reportable segment liabilities	7,375,430	1,214,129	6,268,954	14,858,513

	As at December 31, 2022
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$37,392,401	$819,376	$785,000	$38,996,777
Reportable segment liabilities	6,961,243	1,146,980	3,988,393	12,096,616

	For the six months ended June 30, 2023
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$1,268,702	$128,741	$—	$1,397,443
Intersegment revenues	—	—	—	—
Other income (expense)	107,110	8,974	51,659	167,743
Finance income	—	20	—	20
Finance expense	(175,616)	(8,033)	(40,809)	(224,458)
Depreciation & amortization	2,045,307	1,898	102,840	2,150,045
Discontinued operations	—	—	—	—
Reportable segment income (loss)	(3,223,676)	(337,238)	(2,316,968)	(5,877,882)

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

20.	Segmented Information (continued)

	For the six months ended June 30, 2022
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$57,516	$15,580	$—	$73,096
Intersegment revenues	—	—	—	—
Other expense	12,760,356	(6,600)	(646,494)	12,107,262
Finance income	—	747	—	747
Finance expense	(23,177)	(52)	(13,377)	(36,606)
Depreciation & amortization	1,511,138	—	—	1,511,138
Discontinued operations	(3,747,034)	—	—	(3,747,034)
Reportable segment loss	(5,744,346)	(6,867,849)	(1,470,241)	(2,593,744)

Set out below are reconciliations of each reportable segment’s revenues, profit or loss for the six months ended June 30, 2023 and 2022, and assets and liabilities as at June 30, 2023 and December 31, 2022:

	For the six months ended June 30, 2023
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$1,268,702	$128,741	$—	$1,397,443
Elimination of inter segment revenue	—	—	—	—
Total revenue	$1,268,702	$128,741	$—	$1,397,443

	For the six months ended June 30, 2022
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$57,516	$15,580	$—	$73,096
Elimination of inter segment revenue	—	—	—	—
Total revenue	$57,516	$15,580	$—	$73,096

	For the six months ended June 30, 2023
Loss	Cultivation	Distribution	Corporate	Total
Total loss for reportable segments	$(3,223,676)	$(337,238)	$(2,316,968)	$(5,877,882)
Total loss on discontinued operations	—	—	—	—
Elimination of inter segment profit or loss	—	—	—	—
Loss before income tax expense	$(3,223,676)	$(337,238)	$(2,316,968)	$(5,877,882)

	For the six months ended June 30, 2022
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$9,491,380	$(6,867,849)	$(1,470,241)	$1,153,290
Total loss on discontinued operations	—	—	—	—
Elimination of inter segment profit or loss	—	—	—	—
Income (Loss) before income tax expense	$9,491,380	$(6,867,849)	$(1,470,241)	$1,153,290

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

20.	Segmented Information (continued)

	As at June 30, 2023
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$35,060,640	$19,837,704	$13,869,424	$68,767,768
Elimination of inter segment assets	—	(19,131,000)	(13,129,212)	(32,260,212)
Segments’ assets	$35,060,640	$706,704	$740,212	$36,507,556

	As at December 31, 2022
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$37,392,401	$19,950,376	$13,914,212	$71,256,989
Elimination of inter segment assets	—	(19,131,000)	(13,129,212)	(32,260,212)
Segments’ assets	$37,392,401	$819,376	$785,000	$38,996,777

	As at June 30, 2023
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$17,477,967	$30,917,933	$(24,557,990)	$23,837,910
Elimination of inter segment liabilities	(10,102,537)	(29,703,804)	30,826,944	(8,979,397)
Entity's liabilities	$7,375,430	$1,214,129	$6,268,954	$14,858,513

	As at December 31, 2022
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$16,032,790	$29,335,641	$(26,121,029)	$19,247,402
Elimination of inter segment liabilities	(9,071,547)	(28,188,661)	30,109,422	(7,150,786)
Entity's liabilities	$6,961,243	$1,146,980	$3,988,393	$12,096,616

21.	Contingencies

On October 20, 2022, Louisa Mojela filed a claim against Canmart and the Company for wrongful termination of her Service Agreement. The claimant sought £1,832,150.62 plus further administrative and legal fees. The Company denied her claim and lodged a counterclaim lodged for losses caused by the Claimant including a loan of US $6,849,935.69 Akanda advanced to Bophelo. On October 30, 2023, Mojela’s entire application failed. The consequentials hearing is scheduled for January 15, 2024, only chance of reviving if appeal granted.

On April 29, 2023, Trevor Scott, former CFO of the Company, issued a claim against the Company for amounts owing under his employment agreement totaling £420,659.95. Claim has been denied in its entirety and a counter-claim lodged for losses caused by the Claimant. The final hearing conflicts with Mojela’s consequentials hearing and thus the Company has applied to postpone it.

On May 12, 2023, Tejinder Virk, former CEO of the Company, issued a claim for Detriment and dismissal for alleged protected disclosures totaling £1,630,302.22. The claim has been denied in it’s entirely. As of December 28, 2023, the list of issues to be agreed upon are outstanding and pending further document disclosures, bundle to be agreed by February 1, 2024, witness statements due for exchange by March 28, 2024.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

21.	Contingencies (continued)

On May 15, 2023, Vidya Iyer, the Company’s former SVP of Finance issued a claim for amounts owing under her employment agreement totaling £151,774. Claim has been denied in its entirety and a counter-claim lodged for losses caused by the Claimant. Final hearing by video is slated between April 3, 2024 to April 5, 2024. Claimant updated her schedule of loss on December 19, 2023. Documents to be exchanged by January 8, 2024 with bundle to be produced by January 29, 2024. Witness statements to be exchanged by March 18, 2024.

22.	Subsequent Events

Subsequent to the six months ended June 30, 2023, the Company:

i.	Signed an Option Agreement with 1107385 B.C. Ltd.

On September 19, 2023, the Company entered into an option agreement with 1107385 B.C. Ltd (“1107385”) to purchase farming land property and related operations and licenses from 1107385. The key deal terms are as follows:

The Company will issue a non-refundable payment equal to $1,800,000 and if paid in common shares of the Company will be based on formula to calculate the per share price as set forth in the agreement. The initial payment will be broken up into the First Option Payment, the Second Option Payment and the Third Option Payment, upon signing, 15 days after signing, 30 days after signing respectively.

This buys the Company the right to develop the property for two years. The Company plans during this time period to develop Tetrahydrocannabinol (THC) and CBD facilities at this site. Additional payments will be made based upon milestones achieved from the development. Additional milestones include THC cultivation, sales of product, CBD cultivation, and Hemp cultivation. This is similar to a mining agreement where operators buy the right to mine a site. In this case, the Company has purchased the right to develop the farming land.

Further payment milestones include:

•	Upon approval or a license for THC cultivation on the property from the applicable regulatory authority, $500,000 will be paid to the Owner.
•	Upon sale of THC product cultivated from the property, $500,000 will be paid
•	Upon Hemp cultivation approval from the application regulatory authority, $750,000 will be paid
•	Upon CBD cultivation approval from the application regulatory authority, $750,000 will be paid

On September 22, 2023, the Company and 1107385 amended and restated the Prior Agreement (the “Amended and Restated Agreement”) to remove the cash payment option and Share Cap for the First Option Payment, and agreed to issue 879,895 Shares in full consideration for the First Option Payment (issued subsequently). The remaining terms and conditions of the Prior Agreement remain in full force and effect.

Akanda Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

22.	Subsequent Events (continued)

ii.	Issued the following shares:

a.	140,746 common shares to a consultant of the Company in replacement for the cancelled shares made in June 2023.
b.	582,193 common shares pursuant to the Note Conversion Agreement entered with Halo Collective Inc. in July 2023 to convert $360,960 of the total remaining outstanding balance, including accrued interest, under the promissory note issued in January 2023 for a principal amount of $328,000 into Common Shares of the Company at $0.62 per share.
c.	879,895 common shares pursuant to the first option payment under the amended and restated option agreement entered with 1107385 to purchase certain farming land properties.